UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

Date: March 17, 2017	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan ---------------------------------------------------- (Signature) Andi Setiawan VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to our Director of Digital and Strategic Portfolio, Mr. Indra Utoyo. The announcement reflects the appointment of Mr. Indra Utoyo as Director of PT Bank Rakyat Indonesia (Persero) Tbk effective as of March 15, 2017

TEL. 35/PR000/COP-I5000000/2017

Jakarta, March 17, 2017

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

ROI Ministry of Finance Office Complex

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re : Information about Appointment of Mr. Indra Utoyo as Director of PT Bank Rakyat Indonesia (Persero) Tbk

Dear Sir or Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No.31/POJK/04/2015 related to disclosure of information and material facts for public company, we hereby inform you that based on the result PT Bank Rakyat Indonesia (Persero) Tbk’s Annual General Meeting of Shareholders dated March 15 2017 which has been published in Investor Daily Newspaper dated March 17, 2017, Mr. Indra Utoyo, Director of Digital Strategic Portfolio of PT Telkom Indonesia (Persero) Tbk (the “Company”) has been appointed as Director of PT Bank Rakyat Indonesia (Persero) Tbk.

Sincerely yours,

/s/Andi Setiawan

ANDI SETIAWAN

VP Investor Relation

cc:

1.         PT Indonesia Stock Exchange through IDXnet

2.         Telkom’s Trustee (CIMB Niaga), Fax. (021) 250 5777

3.         Telkom’s Trustee (Bank Permata), Fax. (021) 250 0529

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk
Tel.                         :  62-21-5215109

Fax.                 :  62-21-5220500

E-mail              :  investor@telkom.co.id

Website           :  www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.